SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 16, 2005

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

_________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 16, 2005 announcing additional restructuring efforts.

PR No. C1643C

STMicroelectronics announces additional restructuring efforts

Geneva, May 16, 2005 — STMicroelectronics (NYSE:STM) today announced additional restructuring efforts to recover profitability, after the disappointing results of first quarter 2005. The moves reposition the Company’s cost structure in the competitive environment of the industry, characterized by the slowing growth rate of demand and by the continued weakness of the dollar, which especially impacts European-based companies. Within this challenging environment, ST has previously announced a series of wide-ranging initiatives aimed at improving the Company’s competitiveness and financial performance through accelerated innovation, a reduction of costs, and the broadening of its customer base.

In addition to the prior measures, the Company is announcing today new initiatives which will bring the cumulative reduction of its workforce outside Asia to a total of 3,000 people by mid-2006. This number combines some already-announced, ongoing actions, as well as the consequences of further restructuring and streamlining measures. This new effort will be finalized and details will be announced in the coming weeks.

From these new measures, the company anticipates additional savings of $90 million per year, at completion of the plan. Restructuring charges are estimated to be between $100 and $130 million.

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;
•	the timing and outcome of negotiations following consultation, information, and discussions with unions and employee representatives pursuant to regulatory or contractual requirements in the various jurisdictions in which we operate;

•	our ability find a successor for any business we may decide to discontinue pursuant to announced restructuring initiatives;
•	changes in the exchange rates between the US Dollar and the Euro compared to the current exchange rate of $1.30=1 Euro, and between the US Dollar and the currencies of the other major countries in which we have our operating infrastructure; and
•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks or earthquakes in the countries in which we and our key customers operate.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “may”, “will”, “should”, “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on March 23, 2005. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2004, the Company’s net revenues were $8.76 billion and net earnings were $601 million. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March	Benoit de Leusse	Fabrizio Rossini
Vice President, Investor Relations	Director, Investor Relations	Investor Relations Senior Manager
Tel: +1.212.821.89.39	Tel: +41.22.929.58.12	Tel : +41.22.929.69.73
Fax : +1.212.821.89.23	Fax : +41.22.929.69.61	Fax : +41.22.929.69.61
Email: stan.march@st.com	Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
Maria Grazia Prestini	Michael Markowitz
Director, Corporate Media Relations	Director, U.S. Media Relations
Tel: +41.2.29.29.69.45	Tel: +1.212.821.8959
Fax: +41.2.29.29.69.50	Fax: +1.212.821.8922
Email: mariagrazia.prestini@st.com	Email: michael.markowitz@st.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V

Date: May 16, 2005	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer

Enclosure:  A press release dated May 16, 2005 announcing additional restructuring efforts.